EXHIBIT 99.6

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street • ir@avino.com Vancouver, BC V6C 3P1 • www.avino.com

IMPORTANT: COMPLETING THE VOTING INFORMATION FORM

May 29, 2013

Dear Valued Shareholder,

We want your voice to be heard at Avino’s Annual General Meeting of Shareholders!

You originally elected not to receive Annual Meeting materials. This means the broker holding your shares votes for you, as they please, on just a limited number of items. We’d like to change that by encouraging you to complete the enclosed Voting Information Form (VIF) and mailing it to your broker. You tell the broker how you want to vote on all items of the agenda.

Because you are not a Registered Shareholder, you cannot vote by phone or internet—you must mail the form to your broker. The broker must receive your VIF before June 25.

We have accomplished so much in the past few years, including the start of production at the San Gonzalo silver mine and Earnings per Share of $0.01 in Q4 2012. These milestones represent only the beginning of what we believe will be a long and prosperous future for your company. But we need strong shareholder support going forward. So please vote!

I encourage you to stay connected with the company by registering on our website to receive regular news. You can complete the online form at www.avino.com/s/information_request.asp, or go to www.avino.com for more information.

Thanks so much for your support!

Yours truly,

AVINO SILVER & GOLD MINES LTD.

David Wolfin
President & CEO